

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 18, 2015

Jason Ma
Acting Chief Financial Officer
Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People's Republic of China

> **Re: Ku6 Media Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 23, 2015**
> **File No. 000-51116**

Dear Mr. Ma:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Information on the Company, page 36

1.   We note your disclosure that in May 2015 Mr. Xu sold all his holdings in the company's shares back to Shanda Media. With a view to disclosure, please tell us the current status of the agreement between the company and Qinhe and whether there have been any changes in the terms of the agreement in connection with or as a result of the share purchase between Mr. Xu and Shanda Media.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications